# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aquestive Therapeutics, Inc., CIK 0001398733
CUSIP: 03843E104
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 30 TECHNOLOGY DRIVE, WARREN, New Jersey (NJ), 07059
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001281933

## Reporting persons
- BRATTON DOUGLAS K: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,023,384; shared voting power 0; sole dispositive power 10,023,384; shared dispositive power 0; aggregate amount beneficially owned 10,077,434 (11.1% of the class)
  Comment: Bratton Capital Management L.P. is the general partner of each of the Reporting Persons except for MonoSol Rx Genpar, L.P., the general partner of which is Bratton Capital Inc., which, in turn, is the general partner of Bratton Capital Management L.P. Douglas K. Bratton ("DKB"), as the sole director and President of Bratton Capital Inc., exercises voting and dispositive power over 9,810,958 of the 10,023,384 shares reported herein. The number 10,023,384 also includes 212,426 shares owned directly by DKB or by family trusts and entities.
  
  The number 10,077,434 includes 212,426 shares either owned directly by DKB or held by family trusts and entities, and 54,050 shares that DKB currently has the right to acquire under vested director stock options. It does not include 2,727 shares owned by DKB's spouse, with respect to which DKB disclaims beneficial ownership.
- MonoLine RX II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 3,468,747; shared voting power 0; sole dispositive power 3,468,747; shared dispositive power 0; aggregate amount beneficially owned 3,468,747 (3.8% of the class)
- MonoLine RX III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 2,657,943; shared voting power 0; sole dispositive power 2,657,943; shared dispositive power 0; aggregate amount beneficially owned 2,657,943 (2.9% of the class)
- MonoLine RX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 1,688,639; shared voting power 0; sole dispositive power 1,688,639; shared dispositive power 0; aggregate amount beneficially owned 1,688,639 (1.9% of the class)
- MonoLine Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 1,948,578; shared voting power 0; sole dispositive power 1,948,578; shared dispositive power 0; aggregate amount beneficially owned 1,948,578 (2.1% of the class)
- MonoSol Rx Genpar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 47,051; shared voting power 0; sole dispositive power 47,051; shared dispositive power 0; aggregate amount beneficially owned 47,051 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Aquestive Therapeutics, Inc.
Address of issuer's principal executive offices: 30 TECHNOLOGY DRIVE, WARREN, NEW JERSEY, 07059.

## Item 2. Person Filing
Name of person filing: Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Douglas K. Bratton ("DKB"), MonoLine Rx II, L.P., a Texas limited partnership ("MonoLine II"), MonoLine Rx III, L.P., a Texas limited partnership ("MonoLine III"), MonoLine Rx, L.P., a Texas limited partnership ("MonoLine Rx"), MonoLine Partners, L.P., a Texas limited partnership ("Monoline"), and MonoSol Rx Genpar, L.P., a Texas limited partnership ("Genpar"), all of such persons and entities being referred to herein as the "Reporting Persons." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Bratton Capital Management L.P., a Texas limited partnership ("Bratton Capital"), and Bratton Capital Inc., a Texas corporation ("Bratton Inc."). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Item 2 Persons is 201 Main Street, Suite 2100, Fort Worth, Texas 76102.
Citizenship: All of the natural persons listed in Item 2(a) are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
DKB

Because of his position as sole director and President of Bratton Inc., which is the general partner of both Genpar and Bratton Capital, which, in turn, is the general partner or manager of each of the other Reporting Persons, and his ownership of 266,476 shares held by him directly or by entities and trusts for the benefit of his immediate family, DKB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 10,077,434 shares of the Stock.

MonoLine II

The aggregate number of shares of the Stock that MonoLine II owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,468,747.

MonoLine III

The aggregate number of shares of the Stock that MonoLine III owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,657,943.

MonoLine Rx

The aggregate number of shares of the Stock that MonoLine Rx owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,688,639.

MonoLine

The aggregate number of shares of the Stock that MonoLine owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,948,578.

Genpar

The aggregate number of shares of the Stock that Genpar owns beneficially, pursuant to Rule 13d-3 of the Act, is 47,051.

Bratton Capital

Because of its position as the general partner of each of MonoLine II, MonoLine III, MonoLine Rx, and MonoLine, Bratton Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,763,907 shares of the Stock.

Bratton Inc.

Because of its position as the general partner of both Genpar and Bratton Capital, Bratton Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,810,958 shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.
Percent of class:
DKB

DKB may be deemed to be the beneficial owner of approximately 11.1% of the outstanding shares of the Stock.

MonoLine II

MonoLine II owns approximately 3.8% of the outstanding shares of the Stock.

MonoLine III

MonoLine III owns approximately 2.9% of the outstanding shares of the Stock.

MonoLine Rx

MonoLine Rx owns approximately 1.9% of the outstanding shares of the Stock.

MonoLine

MonoLine owns approximately 2.1% of the outstanding shares of the Stock.

Genpar

Genpar owns approximately 0.1% of the outstanding shares of the Stock.

Bratton Capital

Bratton Capital may be deemed to be the beneficial owner of approximately 10.7% of the outstanding shares of the Stock.

Bratton Inc.

Bratton Inc. may be deemed to be the beneficial owner of approximately 10.8% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.
Sole power to vote or to direct the vote:
DKB

DKB has the sole power to vote or to direct the vote of an aggregate of 10,023,384 shares of the Stock, including 9,810,958 shares in his capacity as the sole director and President of Bratton Inc., which is the general partner of both Genpar and Bratton Capital.

MonoLine II

Acting through its general partner, MonoLine II has the sole power to vote or to direct the vote of 3,468,747 shares of the Stock.

MonoLine III

Acting through its general partner, MonoLine III has the sole power to vote or to direct the vote of 2,657,943 shares of the Stock.

MonoLine Rx

Acting through its general partner, MonoLine Rx has the sole power to vote or to direct the vote of 1,688,639 shares of the Stock.

MonoLine

Acting through its general partner, MonoLine has the sole power to vote or to direct the vote of 1,948,578 shares of the Stock.

Genpar

Acting through its general partner, Genpar has the sole power to vote or to direct the vote of 47,051 shares of the Stock.

Bratton Capital

In its capacity as the general partner of each of MonoLine II, MonoLine III, MonoLine Rx, and MonoLine, Bratton Capital has the sole power to vote or to direct the vote of an aggregate of 9,763,907 shares of the Stock.

Bratton Inc.

In its capacity as (i) the general partner of Genpar, and (ii) the general partner of Bratton Capital, Bratton Inc. has the sole power to vote or to direct the vote of an aggregate of 9,810,958 shares of the Stock.
Shared power to vote or to direct the vote:
DKB

DKB has no shared power to vote or to direct the vote of any shares of the Stock.

MonoLine II

MonoLine II has no shared power to vote or to direct the vote of any shares of the Stock.

MonoLine III

MonoLine III has no shared power to vote or to direct the vote of any shares of the Stock.

MonoLine Rx

MonoLine Rx has no shared power to vote or to direct the vote of any shares of the Stock.

MonoLine

MonoLine has no shared power to vote or to direct the vote of any shares of the Stock.

Genpar

Genpar has no shared power to vote or to direct the vote of any shares of the Stock.

Bratton Capital

Bratton Capital has no shared power to vote or to direct the vote of any shares of the Stock.

Bratton Inc.

Bratton Inc. has no shared power to vote or to direct the vote of any shares of the Stock.
Sole power to dispose or to direct the disposition:
DKB

DKB has the sole power to dispose or to direct the disposition of an aggregate of 10,023,384 shares of the Stock, including 9,810,958 shares in his capacity as the sole director and President of Bratton Inc., which is the general partner of both Genpar and Bratton Capital.

MonoLine II

Acting through its general partner, MonoLine II has the sole power to dispose or to direct the disposition of 3,468,747 shares of the Stock.

MonoLine III

Acting through its general partner, MonoLine III has the sole power to dispose or to direct the disposition of 2,657,943 shares of the Stock.

MonoLine Rx

Acting through its general partner, MonoLine Rx has the sole power to dispose or to direct the disposition of 1,688,639 shares of the Stock.

MonoLine

Acting through its general partner, MonoLine has the sole power to dispose or to direct the disposition of 1,948,578 shares of the Stock.

Genpar

Acting through its general partner, Genpar has the sole power to dispose or to direct the disposition of 47,051 shares of the Stock.

Bratton Capital

In its capacity as the general partner of each of MonoLine II, MonoLine III, MonoLine Rx, and MonoLine, Bratton Capital has the sole power to dispose or to direct the disposition of an aggregate of 9,763,907 shares of the Stock.

Bratton Inc.

In its capacity as (i) the general partner of Genpar, and (ii) the general partner of Bratton Capital, Bratton Inc. has the sole power to dispose or to direct the disposition of an aggregate of 9,810,958 shares of the Stock.
Shared power to dispose or to direct the disposition:
DKB

DKB has no shared power to dispose or to direct the disposition of any shares of the Stock.

MonoLine II

MonoLine II has no shared power to dispose or to direct the disposition of any shares of the Stock.

MonoLine III

MonoLine III has no shared power to dispose or to direct the disposition of any shares of the Stock.

MonoLine Rx

MonoLine Rx has no shared power to dispose or to direct the disposition of any shares of the Stock.

MonoLine

MonoLine has no shared power to dispose or to direct the disposition of any shares of the Stock.

Genpar

Genpar has no shared power to dispose or to direct the disposition of any shares of the Stock.

Bratton Capital

Bratton Capital has no shared power to dispose or to direct the disposition of any shares of the Stock.

Bratton Inc.

Bratton Inc. has no shared power to dispose or to direct the disposition of any shares of the Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See attached exhibit.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Item 8. Exhibit

## Signatures
- BRATTON DOUGLAS K: Douglas K. Bratton, Individual (02/13/2025)
- MonoLine RX II, L.P.: John Cochran, Vice President of General Partner of General Partner (02/13/2025)
- MonoLine RX III, L.P.: John Cochran, Vice President of General Partner of General Partner (02/13/2025)
- MonoLine RX, L.P.: John Cochran, Vice President of General Partner of General Partner (02/13/2025)
- MonoLine Partners, L.P.: John Cochran, Vice President of General Partner of General Partner (02/13/2025)
- MonoSol Rx Genpar, L.P.: John Cochran, Vice President of General Partner (02/13/2025)